U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Mr. Patrick Faller

Re:Kronos Advanced Technologies Inc.

Rule 477 Application for Withdrawal Registration Statement on Form S-1

Filed January 14, 2022

File No. 333-262198

Dear Mr. Faller:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Kronos Advanced Technologies Inc., (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-262198) initially filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2022, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Tad Mailander, Esq. Mailander Law Office, Inc. Tel (619) 239-9034 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ M. Rubinov

Michael Rubinov

CEO

Kronos Advanced Technologies Inc

2501 Garfield Ave.,

Parkersburg, WV 26101